Exhibit 99.1

News Release

MediWound Completes Enrollment in NexoBrid® U.S. Phase 3 DETECT Study

Top-line acute data currently expected around year end 2018

YAVNE, Israel (June 11, 2018) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced it has completed enrollment in NexoBrid® U.S. Phase 3 DETECT study. Top-line acute data are currently expected around year end 2018.

“We are happy to achieve this important milestone of completing the enrollment in NexoBrid Phase 3 study, which is one of the most comprehensive randomized controlled studies ever conducted in burn care, and we believe it will support our Biological License Application (BLA) submission to the FDA,” said Gal Cohen, president and chief executive officer of MediWound. “Prior studies of NexoBrid have shown positive results and we eagerly await our top-line acute data. Subject to a successful study outcome, we plan to meet with the FDA to discuss the BLA submission plan. We warmly thank our Principal Investigators, their teams and everyone involved in the study for their commitment and dedication in an effort to advance burn care.”

The DETECT study is a prospective, controlled, multi-national, assessor-blinded Phase 3 study with 175 patients randomized to be treated with either NexoBrid, gel vehicle or standard-of-care, in a ratio of 3-to-1-to-3, with follow-up periods at 12 months and at 24 months. The study’s objective is to evaluate the efficacy and safety of NexoBrid in removing burn eschar for hospitalized patients with severe burns. The study’s primary endpoint is complete eschar removal and will be tested against the gel vehicle arm. The study’s secondary endpoints are reduction in surgical burden, earlier eschar removal and reduced blood loss, which will be measured against the standard-of-care arm. Wound closure and long-term cosmesis are assessed as safety endpoints versus the standard-of-care arm to document no deleterious effect. The US Phase 3 study is fully funded by the Biomedical and Advanced Research and Development Authority (BARDA).

About NexoBrid
NexoBrid is an efficacious, topically administered eschar removal agent that has been investigated in completed Phase 2 and Phase 3 clinical studies, by more than 100 leading burn specialists in over 550 patients from 15 countries around the world. In the recent European Phase 3 study, the incidence of successful eschar removal with NexoBrid was 96.3% whereas in two Phase 2 studies conducted in the U.S., the gel vehicle incidence of successful eschar removal was zero percent. In addition, in the European Phase 3 study, NexoBrid reduced surgical burden (incidence of excisions performed 24.5% in NexoBrid vs. 70.0% in standard of care, p<0.0001); provided earlier eschar removal (2.2 days vs. 8.7 days from injury, p<0.0001); and reduced debridement procedural blood loss (mmol/L change in Hemoglobin 0.52 vs. 1.04, P=0.0061).

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli, Argentinian and South Korean Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues.

MediWound's second innovative product, EscharEx® is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from the wealth of existing development data on NexoBrid®.  In two Phase 2 studies, EscharEx® has demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications.

For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2017 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Bob Yedid
Sharon Malka	Managing Director
Chief Financial and Operations Officer	LifeSci Advisors
MediWound Ltd.	646-597-6989
ir@mediwound.co.il	bob@lifesciadvisors.com